SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 3, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 3, 2011: Resolutions of Nokia Annual General Meeting 2011

STOCK EXCHANGE RELEASE

May 3, 2011

Resolutions of Nokia Annual General Meeting 2011

Dividend of EUR 0.40 per share; Board and Committee members elected

Nokia Corporation
Stock Exchange Release
May 3, 2011 at 20:00 (CET +1)

Espoo, Finland -The Annual General Meeting of Nokia Corporation held on May 3, 2011 (the AGM) resolved to distribute a dividend of EUR 0.40 per share for 2010. The dividend ex-date is May 4, 2011 and the record date May 6, 2011. The dividend will be paid on or around May 20, 2011.

Board and Committee members elected

The AGM resolved to elect eleven members to the Board of Directors. The following members of the Nokia Board were re-elected for a term until the close of the Annual General Meeting in 2012: Prof. Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Dame Marjorie Scardino and Risto Siilasmaa. Stephen Elop, Jouko Karvinen, Helge Lund and Kari Stadigh were elected as new members of the Board for the same term. The resumés of the elected Board members are available at www.nokia.com/about-nokia/corporate-governance/board-of-directors.

In its assembly meeting, the Board of Directors elected Jorma Ollila as Chairman of the Board, and Dame Marjorie Scardino as Vice Chairman of the Board.

The Board of Directors also elected the members of the Board Committees. Henning Kagermann was elected as Chairman and Per Karlsson, Helge Lund, Marjorie Scardino and Kari Stadigh as members of the Personnel Committee. Risto Siilasmaa was elected as Chairman and Jouko Karvinen and Isabel Marey-Semper as members of the Audit Committee. Marjorie Scardino was elected as Chairman and Henning Kagermann and Risto Siilasmaa as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board of Directors for the term until the close of the Annual General Meeting in 2012: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member. Stephen Elop, President and CEO of Nokia, will not receive any remuneration pursuant to his membership in the Board of Directors. In addition, the AGM resolved that the chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with the past practice, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal period of 2011.

The AGM authorized the Board of Directors to resolve to repurchase a maximum of 360 million Nokia shares. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The authorization is effective until June 30, 2012. The Board has no current plans for repurchases during 2011.

As part of the Nokia 2011 Equity Program announced in January 2011, the AGM also resolved that selected personnel of Nokia Group will be granted a maximum of 35 million stock options until the end of 2013. The stock options will entitle the recipients to subscribe in the aggregate for a maximum of 35 million Nokia shares over the life of the Stock Option Plan. The stock options will have a term of approximately six years and they will vest three or four years after their grant. The 2011 Stock Option Plan succeeds the previous 2007 Stock Option Plan which has not been available for further grants after 2010.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of  Motorola Solutions ‘s networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel